SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TRAVEL TAX COSTS €482M, 3,000 JOBS &
1.2M DEPARTING PASSENGERS

…… and all for a tax take of just €116m

A report published today (26th November) by aviation experts, Amsterdam Aviation Economics, confirmed that the Irish government's €10 travel tax will result in revenue losses of €482 million, up to 3,000 lost jobs and 1.2 million less departing passengers, yet will generate just €116 million in tax revenues in the first year following its introduction.*

The report, which was commissioned by Aer Lingus, Cityjet and Ryanair, who between them account for 83% of air travel passengers to and from Ireland, also warned of further losses to the Government as a result of its travel tax when reduced income tax, increased unemployment benefits, reduced VAT receipts and declining corporate tax are taken into account.

The chief executives of Aer Lingus, Cityjet and Ryanair again called on the Irish Government to axe the €10 travel tax which has had a devastating impact on airport traffic and visitor numbers since it was introduced on 30th March last.

Christoph Mueller (Aer Lingus), Geoffrey O'Byrne-White (Cityjet) and Michael O'Leary (Ryanair) said.

"This tax is completely counter productive and costing the country more than it can ever hope to generate. It does not make sense to sacrifice huge revenues and lose jobs and passengers by imposing a tax which will generate just €116 million. We have always warned that the direct revenue generated by the travel tax would be significantly less than it would cost the State when the adverse impact on business, tourism, jobs and lost taxation receipts were taken into account. This view has now been vindicated by the findings of today's report".

The report found that the Irish airlines have absorbed most of the tax and have been forced to reduce capacity and move aircraft to bases outside Ireland as a direct result of the imposition of the tax.

Jan Veldhuis of Amsterdam Aviation Economics said:

"Our analysis clearly demonstrates that the travel tax in Ireland has resulted in a decline in revenues of a far greater magnitude than the tax likely to be collected. Airlines have had to absorb the tax in lower fares to maintain volumes and, as this will be unsustainable, capacity will further reduce as airlines continue to move aircraft to lower cost markets where no travel tax applies. This will have a further detrimental impact on the Irish economy and the tourism industry. The reduced airline network is impacting on connectivity to Ireland, making it less attractive to visit and to do business in Ireland, which is an impediment to economic recovery".

Editors Notes:
The report entitled 'The Implications of the Irish Air Travel Tax' was compiled by the Amsterdam Aviation Economics (AAE) part of SEO Economic Research. It was commissioned by Aer Lingus, Ryanair and CityJet to quantify the effects of the air travel tax.
The Irish Air Travel Tax (ATT) imposes a tax of €10 per passenger to all flights from Irish airports to airports which are situated more than 300 kilometres from Dublin Airport. For flights from Irish airports to airports within this limit a reduced rate of €2 applies.

A similar tax introduced in the Netherlands on 1 July 2008 was abolished one year later when it became clear, following a similar report carried out by Amsterdam Aviation Economics, that the tax had direct negative effects on passenger numbers and economic sectors linked to the aviation industry.

* Results of the implementation of the Irish ATT if the tax is (partly) absorbed by the airlines and capacity from Irish airports has been reduced:

	Aer Lingus, Ryanair, Cityjet	Overall results
ATT generated	€96m	€116m

Revenue losses	€385m/€439m	€428m/€482m
• Airlines	€60m/€114m	€60m/€114m
• Airports	€34m	€38m
• Tourism industry	€292m	€330m

Source: Amsterdam Aviation Economics Report November 2009

Date: 26 November 2009

For further information or copy of the report, please contact:

Aer Lingus	Gillian Culhane - Aer Lingus Tel: +353-1- 886 2350 Sheila Gahan - Wilson Hartnell Public Relations Tel: +353-1-669 0030
Cityjet	David Curtin Tel: +353-86-283 2123
Ryanair	Stephen McNamara - Ryanair Tel: +353-1-8121271 Pauline McAlester - Murray Consultants Tel: +353 1-498 0300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  26 November, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary